Mail Stop 3561

August 4, 2008

Mr. Daniel F. Medina
President
Genesis Companies Group, Inc.
255 S. Leland Norton Way
San Bernardino, CA 92408

      Re: Genesis Companies Group, Inc.
              Form 10-K for Fiscal Year Ended
              December 31, 2007
              File No. 033-34078-A

Dear Mr. Medina:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 8A(T) – Controls and Procedures, page 15

Management's Annual Report on Internal Controls Over Financial Reporting

1. We note that you have not identified the framework used by management to evaluate the effectiveness of your internal control over financial reporting as required by paragraph (a)(2) of Item 308(T) of Regulation S-B. Please revise.

2. Considering the comment above, tell us how the exclusion of this disclosure g impacted your conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007. Please revise or advise.

Financial Statements

Independent Auditor's Report, F-1

3. It appears that the report issued by your independent accountant does not include the concluding paragraph (i.e. opinion paragraph) required by AU Section 508. Please advise your independent accountant to revise their report accordingly. Ensure this paragraph explicitly refers to each period included in the statement of operations (e.g. the years ended December 31, 2007 and 2006 and the period from December 22, 1988 (inception) through December 31, 2007).

Section 302 and Section 906 Certifications

4. We note that the Section 302 and Section 906 certifications filed with you Form 10-KSB are not dated. Please amend your filing to include currently dated certifications. In addition, please ensure your Section 906 certification refers to your 10-KSB for the year ended December 31, 2007, not December 31, 2008.

Other Exchange Act Reports

5. We note that your Form 10-Q for the quarterly period ended March 31, 2008 is currently delinquent. Please note that beginning February 4, 2008, companies formerly classified as "small business issuers" under Regulation S-B must file their quarterly reports on Form 10-Q, not Form 10-QSB. Although small business issuers are now required to file on Form 10-Q, the disclosure requirements of that form are now tailored for smaller companies. Please file this report immediately or tell us when this report will be filed.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at 202-551-3311 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services